UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.

(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

+82-2-707-9742

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ILJIN SNT Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,773,075*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,773,075*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,773,075*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%**

14.	Type of Reporting Person (See Instructions) CO

* Consists of: (i) 11,106,409 Common Shares of the Issuer held by ILJIN SNT Co., Ltd. (“ILJIN SNT”); and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days.

** Based on: (i) 91,792,958 Common Shares issued and outstanding as of May 9, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ILJIN Semiconductor Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%**

14.	Type of Reporting Person (See Instructions) CO

** Based on: (i) 91,792,958 Common Shares issued and outstanding as of May 9, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ILJIN STEEL Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,621,271

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,621,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%**

14.	Type of Reporting Person (See Instructions) CO

** Based on: (i) 91,792,958 Common Shares issued and outstanding as of May 9, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ILJIN C&S Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,773,075

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,773,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,773,075

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%**

14.	Type of Reporting Person (See Instructions) CO

** Based on: (i) 91,792,958 Common Shares issued and outstanding as of May 9, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sae Kyoung Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%**

14.	Type of Reporting Person (See Instructions) IN

** Based on: (i) 91,792,958 Common Shares issued and outstanding as of May 9, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Chin Kyu Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,394,346*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,394,346*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,394,346*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%**

14.	Type of Reporting Person (See Instructions) IN

* Consists of: (i) 11,106,409 Common Shares of the Issuer held by ILJIN SNT and held indirectly by ILJIN C&S Co. Ltd., of which Mr. Huh is the 100% sole owner; (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days; and (iii) 1,621,271 Common Shares held by ILJIN Steel Co., Ltd., of which Mr. Huh is the majority shareholder.

** Based on: (i) 91,792,958 Common Shares issued and outstanding as of May 9, 2019, as reported to the Reporting Persons by the Issuer, plus (ii) 666,666 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

Preliminary Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the Common Stock, no par value, of Aurinia Pharmaceuticals Inc. (the “Issuer”), to amend the Schedule 13D filed on April 8, 2019 (the “Original 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.      Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On June 3, 2019, ILJIN SNT Co., Ltd. (“ILJIN”) sent an open letter (the “Letter”) to shareholders of the Issuer in connection with its nomination of a minority slate of three experienced, independent and highly-qualified director-candidates for election to the Issuer’s Board of Directors (the “Board”) at the Annual Meeting of Shareholders scheduled to be held on June 26, 2019 (the “Meeting”). In addition, on June 3, 2019, ILJIN filed an information circular (the “Circular”), on SEDAR with the Canadian Securities Administrators, in connection with its solicitation of support from shareholders of the Issuer and to allow ILJIN to continue to engage in discussion with shareholders of the Issuer regarding ILJIN nominees for election to the Board at the Meeting. The Circular includes, among other things, a copy of the Letter, information regarding each of the ILJIN nominees, voting procedures and general information about the solicitation. Copies of the Letter and Circular are attached hereto as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

In the Letter, ILJIN expressed concern that there was a lack of strategic oversight and guidance by the current Board and that the Issuer had failed to realize its true value for its shareholders. In addition, ILJIN believes that the Board is comprised of directors who are not independent and have been responsible for excessive executive compensation, increase in costs and corporate governance failures. To address these concerns, and as disclosed in the Circular, ILJIN intends to solicit proxies for the following highly-qualified director candidates: Dr. Robert Foster, Mr. Soon-Yub (Samuel) Kwon and Dr. Myeong-Hee Yu, for election to the Board at the Meeting. In the Circular, ILJIN stated its belief that its nominees represent a non-conflicted and highly experienced slate of directors who are committed to bringing both good governance and their technical, business and scientific expertise to the progression and ultimate commercialization of the Issuer’s impressive pipeline of pharmaceutical solutions.

On June 3, 2019, ILJIN filed a press release in connection with the foregoing. A copy of the press is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits

Exhibit

99.1

Joint Filing Agreement, dated as of April 8, 2019, by and among ILJIN SNT Co., Ltd., ILJIN Semiconductor Co., Ltd., ILJIN Steel Co., Ltd., ILJIN C&S Co. Let., Sae Kyoung Huh and Chin Kyu Huh (filed as Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed with the SEC on April 8, 2019 and incorporated herein in its entirety by reference).

99.2	Letter to Shareholders, dated June 2, 2019.

99.3	Information Circular, dated June 2, 2019.

99.4	Press Release, dated June 3, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2019

ILJIN SNT CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN C&S CO. LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh